Exhibit 3.11

ARTICLES OF ORGANIZATION

OF

OSHKOSH DEFENSE, LLC

Pursuant to Section 183.0202 of the Wisconsin Statutes, the undersigned hereby adopts the following Articles of Organization for the purpose of forming the limited liability company herein described (the “Company”):

ARTICLE I

The Company is organized under Chapter 183 of the Wisconsin Statutes.

ARTICLE II

The name of the Company is “Oshkosh Defense, LLC”.

ARTICLE III

The street address of the registered office of the Company is 2307 Oregon Street, Oshkosh, Wisconsin 54902.  The name of the Company’s registered agent at such address is Oshkosh Corporation.

ARTICLE IV

The Company shall be managed by a board of managers.

ARTICLE V

The name and address of the person organizing the Company is Spencer T. Moats, Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

ARTICLE VI

These Articles of Organization shall be effective as of 11:57 p.m., Central Daylight Savings Time, on June 30, 2014.